UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

February 18, 2021

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL’S RAIL SALES UP IN 2020

Moscow, Russia – 18 February 2021 – Mechel Group (MOEX: MTLR, NYSE: MTL), one of Russia’s leading mining and steel companies, reports selling 300,000 tonnes of rails in 2020, which is 8% more than in 2019.

Mechel Group’s steel division includes two facilities producing various types of rails — Chelyabinsk Metallurgical Plant (railway and switch point rails) and Izhstal (subway conductor rails). Russian Railways were the chief recipient of Mechel’s rails, accounting for 234,000 tonnes. The remainder — approximately 70,000 tonnes — went to other Russian and foreign-based consumers.

Last year, Chelyabinsk Metallurgical Plant’s rail shipments went up 8% year-on-year. The plant’s exports went up by 74% year-on-year. Its sales geography expanded, with Chelyabinsk Metallurgical Plant’s rails shipped to Georgia and Latin America for the first time.

Apart from Russian Railways, key consumers of Mechel’s rails include Mosinzhproekt and Moscow Metro, which use Mechel’s rail products both for maintenance and for construction of new underground lines. Over the previous accounting period, Mechel’s facilities supplied over 87,000 tonnes of rails for construction of new metro lines and repairs to the existing metro railways in the Russian capital, with supplies including Chelyabinsk Metallurgical Plant’s R65 and R50 rails and Izhstal’s conductor rails.

Izhstal’s supplies of conductor rails in 2020 went up by 27% year-on-year. In 2020, Izhstal went through voluntary certification of its conductor rails, which gives the product competitive advantage and enables the plant to expand its customer portfolio and supply the rails to CIS member states.

“Since we launched rail production at Chelyabinsk Metallurgical Plant’s universal rolling mill, we have shipped over 1.5 million tonnes of rails to our domestic and international partners. Our rails are used in all of Russia’s major infrastructural railway projects. In the nearest future, we plan to master production of new types of rails at our Chelyabinsk facility, thus further expanding our product range,” Mechel Steel Management Company OOO’s Chief Executive Officer Andrey Ponomarev commented.

***

Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: February 18, 2021

2